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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Melvin W. Smale
33344 Hodson Place, Mission, BC Canada V2V 6J6 Tel: (604) 826-4842

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Melvin W. Smale	

(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
		(b) ☐

(3)	SEC Use Only

(4)	Source of Funds Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)	☐

(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,269,023
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 2,269,023
	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,269,023

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row (11) 8.9%

(14)	Type of Reporting Person IN

[1] Melvin Smale directly holds 1,952,356 shares of Common Stock. Mr. Smale also holds 250,000 stock options, which entitle him to acquire 250,000 shares of Common Stock and 133,333 share purchase warrants, which entitle him to purchase 66,667 shares of Common Stock .

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a) Melvin W. Smale

(b) 33344 Hodson Place, Mission, BC V2V 6J6 CANADA

(c) Retired businessman and Director, Gold City Industries Ltd., 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA

(d) I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Canada

Item 3. Source and Amount of Funds or Other Consideration

The securities were purchased over a period of several years in the open market or through private placements with Gold City Industries Ltd. with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

(b) Shared versus sole voting and dispositive power. See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since the initial Schedule 13D filing on December 13, 2002 are as follows:

(i) On January 3, 2003 Melvin Smale purchased 5,000 shares of Common Stock on the open market priced at $0.19 per share and 5,000 shares of Common Stock priced at $0.20 per share;

(ii) On January 8, 2003 Melvin Smale acquired 133,333 shares of Common Stock pursuant to a private placement transaction with the Company, priced at $0.15 per share;

(iii) On February 13, 2003 Melvin Smale exercised share purchase warrants to acquire 28,000 shares of Common Stock at an exercise price of $0.18 per share;

(iv) On February 14, 2003 Melvin Smale hypothecated 100,000 shares of Common Stock as security in a private transaction at a nominal price per share;

(v) On February 18, 2003 Melvin Smale purchased 45,000 shares of Common Stock through a private transaction for $0.25 per share; and

(vi) On March 17, 2003 Melvin Smale purchased 135,000 shares of Common Stock through a private transaction for $0.24 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a stock option agreement with Gold City Industries Ltd. dated April 11, 2000, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 100,000 common shares at an exercise price of $0.36 per share, with an expiry date of April 11, 2005 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002).

Pursuant to a stock option agreement with Gold City Industries Ltd. dated May 6, 2002, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 150,000 common shares at an exercise price of $0.15 per share, with an expiry date of May 6, 2007 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002).

Pursuant to a private placement with Gold City Industries Ltd. dated March 26, 2002, Mr. Smale held 28,000 share purchase warrants entitling him to purchase 28,000 common shares at an exercise price of $0.18 per share, with an expiry date of April 29, 2003 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002). Mr. Smale exercised these share purchase warrants on February 13, 2003 as reported above in the amendment to Item 5.

Pursuant to a private placement with Gold City Industries Ltd. dated January 8, 2003, Mr. Smale holds 133,333 share purchase warrants entitling him to purchase 66,667 common shares at an exercise price of $0.20 per share, with an expiry date of December 31, 2003.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1   Share Purchase Warrant Agreement dated January 8, 2003 between Gold City Industries Ltd. and Melvin W. Smale, pursuant to a private placement whereby Melvin Smale is entitled to purchase 66,667 shares of Common Stock, at an exercise price of $0.20 per share, prior to December 31, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003
Date

/s/ Melvin W. Smale
Signature

Melvin W. Smale
Name

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS
EXERCISED ON OR BEFORE 4:00 P.M. (VANCOUVER TIME)
ON DECEMBER 31, 2003

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 8, 2003."

GOLD CITY INDUSTRIES LTD.
(Continued under the British Columbia Corporations Act)

Right to Purchase
66,667 Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received: **Melvin W. Smale** (hereinafter called the "Holder") is entitled to subscribe for and purchase **66,667** fully paid and non-assessable Common Shares without par value in the capital (as constituted on December 1, 1998) of **GOLD CITY INDUSTRIES LTD.** (hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on December 31, 2003, at the price of $0.20 per share, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by completing the subscription form attached hereto; and surrendering this Warrant at the office of **Computershare Trust Company, 510 Burrard Street, Vancouver, B.C., V6C 3B9** together with a certified cheque payable to or to the order of the Corporation in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

......./2

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.   In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.   In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.   In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.   If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.   As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.   This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7. The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8. Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on December 31, 2003, and from after such time this Warrant and all rights hereunder shall be void and of no value.

9. Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the **8th day of January, 2003.**

GOLD CITY INDUSTRIES LTD.

By: /s/ Fred Sveinson

Fred Sveinson, President & CEO

SUBSCRIPTION FORM
TO PURCHASE SHARES OF
GOLD CITY INDUSTRIES LTD.

Computershare Trust Company
510 Burrard Street
Vancouver, B.C.
V6C 3B9

Dear Sirs:

The undersigned hereby exercises the right to purchase and hereby subscribes for the undermentioned Common Shares in the capital stock of **GOLD CITY INDUSTRIES LTD.** referred to in the Warrant attached according to the conditions thereof, and herewith makes payment of the purchase price in full for such shares.

Please issue a certificate in the name of the undersigned for the shares being purchased.

Please deliver a Warrant in respect of the Common Shares referred to in the attached Warrant but not presently subscribed for, to the undersigned.

ANY SHARES ISSUED PURSUANT TO THE WARRANT MUST BEAR THE LEGEND:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 8, 2003."

Number of Shares subscribed for: _____

(to a maximum of 66,667 shares)

@ $0.20 per share valid until 4:00 p.m. Vancouver time on the 31st day of December, 2003.

Amount submitted herewith: $ _____

Warrant Holder: <u>Melvin W. Smale</u>

Signature: _____

GOLD CITY INDUSTRIES LTD.
550 - 580 Hornby St.
Vancouver, B.C. V6C 3B6

_____
Authorized Signature   Date